SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February, 2017

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the press releases dated February 1, 2017, which appear immediately following this page.

February 1, 2017

Ferroglobe Announces Offering of $350,000,000 Senior Notes Due 2022

LONDON, February 1, 2017 (GLOBE NEWSWIRE) — Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe”) announced today that it has launched an offering of $350,000,000 aggregate principal amount of Senior Notes due 2022 (the “Notes”).

The Notes will be co-issued with Ferroglobe’s wholly owned subsidiary, Globe Specialty Metals, Inc., (“GSM”) and guaranteed by certain of Ferroglobe’s other subsidiaries (the “Guarantees” and, together with the Notes, the “Securities”). An amendment to GSM’s existing revolving credit facility is also expected to be entered into. Under the amendment, it is expected that borrowings up to an aggregate principal amount of $200,000,000 will be made available to Ferroglobe and GSM as co-borrowers.

The proceeds from the offering of the Notes will be used to (i) repay certain existing indebtedness, (ii) pay certain compensation expenses owed to Ferroglobe’s former Executive Chairman and (iii) pay certain fees and expenses incurred in connection with the foregoing.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London.

Cautionary Statement

It may be unlawful to distribute this press release in certain jurisdictions. The information in this press release does not constitute an offer of securities for sale or a solicitation of an offer to buy securities in Canada, Japan, Australia or the United States or in any other jurisdiction in which such offer, solicitation or sale is not permitted.

The Securities have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. The Securities are being offered only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act and outside the United States in accordance with Regulation S under the U.S. Securities Act. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

This communication is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement has been prepared on the basis that any offer of the Securities will be made pursuant to an exemption under Article 3 of Directive 2003/71/EC (the “Prospectus Directive”), as implemented in member states of the European Economic Area (the “EEA”), from the requirement to publish a prospectus for offers of Securities. Accordingly any person making or intending to make any offer within the EEA of the Securities, which are the subject of the placement contemplated in this announcement may only do so in circumstances in which no obligation arises for the issuer or any of the initial purchasers of such Securities to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, or otherwise, in each case, in relation to such offer. Neither the issuer nor the initial purchasers of such Securities have authorized, nor do they authorize, the making of any offer of Securities in circumstances in which an obligation arises for the issuer or any initial purchasers of such Securities to publish or supplement a prospectus for such offer.

Neither the content of Ferroglobe’s website nor any website accessible by hyperlinks on Ferroglobe’s website is incorporated in, or forms part of, this announcement. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) availability and increases in the cost of raw materials, (vi) cost of energy; (vii) competition in the metals and foundry industries; (viii) environmental and regulatory risks; (ix) ability to identify liabilities associated with acquired properties prior to their acquisition; (x) ability to manage price and operational risks including industrial accidents and natural disasters; (xi) ability to manage foreign operations; (xii) changes in technology; (xiii) ability to acquire or renew permits and approvals; (xiv) changes in legislation or governmental regulations affecting Ferroglobe; (xv) conditions in the credit markets; (xvi) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; (xviii) the potential of international unrest; and (xix) the effect of tax assessments, tax adjustments, anticipated tax rates, or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

February 1, 2017

Ferroglobe Announces Update on Q4 2016 Trading and Corporate Events

LONDON, February 1, 2017 (GLOBE NEWSWIRE) — Ferroglobe PLC (NASDAQ:GSM), a leading global merchant producer of silicon metal and silicon- and manganese-based alloys and other specialty products, announced today the following trading update on the company’s financial performance for the period from October 1, 2016, to December 31, 2016 (“Q4 2016” or the “Period”), as well as recent corporate events and general market outlook commentary.

This update is given in connection with refinancing activity that Ferroglobe is in the process of executing.

Market Conditions Stabilized During Q4 2016

•	Ferroglobe estimates $400 - $405 million in sales, a $37 - $51 million loss and $9 - $13 million in adjusted EBITDA (or also $9 - $13 million excluding adjusted EBITDA attributable to its hydro-electric business) for Q4 2016; and $1,586 million - $1,591 million in sales, a $149 - $163 million loss and $73 - $77 million in adjusted EBITDA (or $65 - $69 million excluding adjusted EBITDA attributable to its hydro-electric business) for FY 2016

•	Over the course of the fourth quarter, spot prices for our key products in the U.S. and Europe stabilized as compared to Q3 2016

Definitive Agreement to Sell Spanish Hydro-Electric Assets for € 255 million (Approximately $270 million) in Gross Proceeds

•	Ferroglobe has entered into a definitive agreement to sell the hydro-electric operations of its non-core Energy segment in Spain for estimated net cash proceeds of $165 million (net of financing leases)

•	Ferroglobe expects to use the proceeds from the sale to repay certain existing indebtedness and for general corporate purposes

•	Closing of the transaction is subject to customary conditions, including government approvals

•	Ferroglobe is also pursuing the sale of its hydro-electric power operations in France for additional proceeds

Early Signs of Market and Pricing Recovery Across Key Products

•	European ferromanganese and silicomanganese prices have increased approximately 94% and 64%, respectively, since early October 2016

•	Silicon spot prices in the U.S. and Europe are up approximately 15% and 10%, respectively, since early October 2016

•	Ferroglobe has a full order book for manganese alloys and ferrosilicon for Q1 2017 due to increases in both demand and Ferroglobe’s market share

•	Ferroglobe has entered into sales contracts for 2017 with prices that are 15 - 20% above Q4 2016 spot prices. However, the company expects to realize the full benefits of this recovery later in the year, as over the short-term, the improving spot prices will be partially offset by the roll-off of higher priced legacy contracts from late 2015 and by lower volumes for silicon metal in North America in Q1 2017

•	Total shipments for Q1 2017 are expected to be 190Kt - 210Kt versus total shipments of 227Kt for Q1 2016 and total shipments of 243Kt for Q4 2016. Most of the year-over-year decline comes from the interruption of loss-making exports from Venezuela and from specific incidents at one of Ferroglobe’s key customers

“While pricing pressures persisted as we entered the fourth quarter, Ferroglobe’s Q4 2016 financial results are expected to be in line with the prior quarter. Price movements over the past few months point to a meaningful market recovery across our key products, and we expect this to continue going forward. Demand across our end-markets continues to benefit from global trends such as light-weighting of automotive vehicles and increased demand for solar energy, which is reflected in market prices. At the same time, we remained disciplined in our approach to marketing and sales, and achieved sales contracts well above the index,” said CEO Pedro Larrea. “However, as a result of our existing contract mix with a number of legacy longer-term contracts, we don’t expect to realize the full benefit of this recovery until later in the year. As these contracts roll off, along with our continued focus on cost management, we will strongly benefit from the improved environment. Additionally, through the prospective sales of our hydro-electric operations, we expect to further bolster our balance sheet while preserving the long-term earnings capability of Ferroglobe,” concluded Larrea.

The following tables provide a reconciliation of preliminary, unaudited estimates for Q4 and FY 2016 adjusted EBITDA and adjusted EBITDA excluding EBITDA attributable to our hydro-electric assets:

	Year Ended	Quarter Ended
	December 31, 2016	December 31, 2016
	($ millions) (unaudited)	($ millions) (unaudited)
Loss for the period	$(163) - (149)	(51) - (37)
Income tax benefit	(50) - (60)	(12) - (22)
Net finance expense	29	8
Exchange differences	3	—
Depreciation and amortization charges, operating allowances and write-downs	130	32

EBITDA	$(51) - (47)	(23) - (19)
Transaction and due diligence expenses	8	—
Impairment loss	74	7
Executive Chairman employment agreement expiration	24	24
Globe purchase price allocation adjustments	10	—
Business interruption	3	—
Inventory impairment	5	1

Adjusted EBITDA, excluding above items	$73 - 77	9 - 13
Hydro-electric EBITDA	(8)	—

Adjusted EBITDA, excluding hydro-electric business	$65 - 69	9 - 13

About Ferroglobe

Ferroglobe PLC is a leading global merchant producer of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Non-IFRS Measures

Certain data included in this press release are “non-IFRS measures.” These non-IFRS measures may not be comparable to similarly titled financial measures presented by other entities, nor should they be construed as an alternative to other financial measures determined in accordance with International Financial Reporting Standards. Although we believe these non- IFRS financial measures provide useful information to users in measuring the financial performance and condition of its business, users are cautioned not to place undue reliance on any non-IFRS financial measures and ratios included in this press release.

EBITDA and adjusted EBITDA are non-IFRS measures. We define EBITDA as representing (loss) profit for the period before income tax benefit (expense), net finance costs (includes finance costs and finance income), depreciation, amortization charges, operating allowances and write-downs, and exchange differences and adjusted EBITDA as representing EBITDA before special items. Special items cover those items which management believe are not representative of underlying operations and are material by nature or amount to the operating results and require separate disclosure. Management uses EBITDA and adjusted EBITDA as key metrics in evaluating the underlying performance of the company and in making financial, operating and planning decisions. We believe that these measures are useful to investors because they increase transparency and assist investors in understanding the underlying performance of the company. We have historically reported EBITDA and adjusted EBITDA to investors and believe that their continued inclusion provides consistency in financial reporting and enables investors to perform meaningful comparisons of past, present and future operating results. EBITDA and adjusted EBITDA do not represent net earnings or (loss) or cash flow from operations as those terms are defined by the IFRS and do not necessarily indicate whether cash flows will be sufficient to fund cash needs.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) availability and increases in the cost of raw materials, (vi) cost of energy; (vii) competition in the metals and foundry industries; (viii) environmental and regulatory risks; (ix) ability to identify liabilities associated with acquired properties prior to their acquisition; (x) ability to manage price and operational risks including industrial accidents and natural disasters; (xi) ability to manage foreign operations; (xii) changes in technology; (xiii) ability to acquire or renew permits and approvals; (xiv) changes in legislation or governmental regulations affecting Ferroglobe; (xv) conditions in the credit markets; (xvi) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; (xviii) the potential of international unrest; and (xix) the effect of tax assessments, tax adjustments, anticipated tax rates, or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

THIS PRESS RELEASE, ITS CONTENTS AND ANY RELATED ORAL PRESENTATION ARE FOR INFORMATION AND CONVENIENT REFERENCE ONLY AND DO NOT CONSTITUTE OR FORM PART OF AN OFFER OR INVITATION TO SELL OR A SOLICITATION OF AN OFFER TO BUY OR SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES IN ANY JURISDICTION OR AN INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY. THERE SHALL BE NO OFFERS OR SALES OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. NEITHER THIS PRESS RELEASE NOR ANY RELATED DOCUMENT NOR ANY COPY THEREOF MAY BE TAKEN OR TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, INTO ANY JURISDICTION WHERE IT WOULD BE UNLAWFUL TO TAKE, TRANSMIT OR DISTRIBUTE THIS RELEASE. THE MATTERS DESCRIBED IN THIS PRESS RELEASE ARE SUBJECT TO DISCUSSION AND AMENDMENT, AND NEITHER IT NOR ANY PART OF IT SHALL FORM THE BASIS OF, OR BE RELIED ON IN CONNECTION WITH, ANY CONTRACT TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES OF NOR SHALL IT OR ANY PART OF IT FORM THE BASIS OF OR BE RELIED ON IN CONNECTION WITH ANY CONTRACT OR COMMITMENT WHATSOEVER.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2017
FERROGLOBE PLC

By:	/s/ Nick Deeming
Name: Nick Deeming
Title: Corporate Secretary